Exhibit 4.1

SECURED Promissory Note

Original Principal Amount: $56,955,167.81	Issue Date: June 29, 2022

Rochester, New York

FOR VALUE RECEIVED, ZVV Media Partners, LLC, a Delaware limited liability company (the “Borrower”), promises to pay to the order of Vinco Ventures, Inc., a Nevada corporation and a member of Borrower (collectively, with any and all of its successors and assigns and/or any other holder of this Note, “Lender”), without offset, in immediately available funds in lawful money of the United States of America, without counterclaim or setoff and free and clear of, and without any deduction or withholding for, any taxes or other payments), by wire transfer in accordance with the instructions provided by Lender, the principal sum of Fifty-Six Million Nine Hundred Fifty-Five Thousand One Hundred Sixty-Seven and 81/100 dollars ($56,955,167.81) (the “Original Principal Amount”) plus any additional cash amounts advanced by Lender, in its discretion, to Borrower following the Issue Date (the “Additional Principal Amount”), up to an aggregate principal amount hereunder of Seventy Million Dollars ($70,000,000.00) including the Original Principal Amount (the “Maximum Principal Amount”) (or the unpaid balance of all principal advanced against this Promissory Note (this “Note”), if such amount is less than the Maximum Principal Amount (the aggregate unpaid principal balance of this Note is referred to herein, from time to time, as the “Principal Debt”)), together with interest on the Principal Debt, from day to day outstanding as hereinafter provided (collectively with any and all other indebtedness to Lender under this Note (the “Indebtedness”) evidenced, governed, or secured by or arising under this Note or the Security Agreement (as defined below) (collectively, the “Loan Documents”)). Unless otherwise expressly agreed in writing by Lender, all cash amounts advanced by Lender to Borrower following the Issue Date shall be deemed as loans made under this Note and shall not be deemed “Capital Contributions” under the Second Amended and Restated Limited Liability Company Agreement of Borrower. The loans evidenced by this Note are referred to herein collectively as the “Loan.” Notwithstanding anything in this Note to the contrary, Lender shall have the right to deny any future borrowing requests by Borrower under the Note in Lender’s discretion.

The Original Principal Amount represents the amounts advanced by Lender to the Borrower during the period from August 6, 2021 through the Issue Date on such dates and in such amounts as set forth on Schedule 1 attached hereto and interest accrued thereon at the Interest Rate (as defined herein).

1.	Payment Schedule and Maturity Date. The Principal Debt, together with all accrued and unpaid interest and all other amounts payable hereunder and under the other Loan Documents (collectively, the “Obligations”), shall be due and payable in full on March 31, 2024 (the “Maturity Date”).

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2.	Representations and Warranties of Borrower. To induce Lender to make the Loan and other financial accommodations hereunder, Borrower represents and warrants to Lender that:

2.1	Corporate Status and Qualification. Borrower: (a) is a duly incorporated and validly existing limited liability company in good standing under the laws of the State of Delaware and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged; and (b) is duly qualified and is authorized to do business and in good standing (if applicable) in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified would not have a material adverse effect on (i) the assets, liabilities (actual or contingent), business, operations, financial condition or results of operations of the Borrower, (ii) the ability of the Borrower to perform its obligations under this Note or any other Loan Document to which it is a party, or (iii) the legality, binding effect, validity or enforceability of this Note or any other Loan Document (a “Borrower Material Adverse Effect”). Borrower holds all necessary licenses and permits for the operation of its businesses, except such licenses or permits which the Borrower’s failure to hold would not have a Borrower Material Adverse Effect.

2.2	Corporate Authority and Enforceability. Borrower has all requisite power and authority to own its property and to carry on its business as now conducted and has the corporate or other organizational power to execute, deliver, and carry out the terms and provisions of this Note and all other Loan Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of each Loan Document to which it is a party. Borrower has duly executed and delivered each Loan Document to which it is a party, and each such Loan Document constitutes the legal, valid and binding obligation of it enforceable in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, arrangement or similar laws relating to or affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

2.3	No Violation. Unless otherwise provided herein under Section 23, neither the execution, delivery or performance by Borrower of the Loan Documents to which it is a party nor compliance with the terms and provisions hereof or thereof nor the consummation of the transactions contemplated hereby or thereby will (a) result in any breach of any of the terms, material covenants, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the material property or assets of Borrower (other than liens created by or otherwise permitted under the Loan Documents) pursuant to, the terms of any material indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other material instrument to which it is party or by which it or any of its property or assets is bound or (b) violate any provision of its certificate of formation, operating agreement, or similar agreement or instrument governing the formation or operation of the Borrower.

2.4	Compliance with Laws. Borrower is in compliance with all applicable provisions of all constitutions, statutes, rules, regulations and orders of all governmental and nongovernmental bodies, except where the failure to be in compliance would not have a Borrower Material Adverse Effect.

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2.5	No Litigation. There are no judgments against Borrower as of the date of this Note and no litigation or administrative proceeding before any governmental authority is presently pending, or to the knowledge of Borrower, threatened in writing, against it or any of its property.

2.6	Tax Compliance. Borrower has filed, or caused to be filed, all federal and all material state or local income tax returns and all other material tax returns required to be filed by it and has paid all taxes shown to be due and payable on its return(s) or on any assessment made against it, other than those (i) not yet delinquent or (ii) contested in good faith as to which adequate reserves have been provided in accordance with GAAP.

2.7	Good Title and Absence of Liens. As of the date of this Note, Borrower has good and marketable title to or leasehold interest in all of its properties and assets, real, personal and mixed, that are necessary for the operation of its business as currently conducted, free and clear of all liens or other encumbrances except a first priority lien on all the assets of Borrower in favor of Hudson Bay Master Fund Ltd. (the “Hudson Bay Lien”), liens in favor the Lender, or liens otherwise permitted under the Loan Documents.

2.8	Reaffirmation. Each and every request for a loan or other financial accommodation hereunder shall be deemed as an affirmation by Borrower that no Event of Default (as defined below) exists hereunder and that the representations and warranties contained in this Note are true and accurate in all material respects (or in all respects to the extent already qualified by materiality) as of the date of the issuance of this Note as if made on and as of such date (other than any representation or warranty that expressly speaks only as of a different date to the extent not true and correct in all material respects (or in all respects to the extent already qualified by materiality) as of such earlier date) as of the date of each such request.

2.9	[Reserved].

2.10	Solvency. The fair value of the business and assets of the Borrower (including, without limitation, contingent, unmatured, and unliquidated claims arising out of all rights of indemnity, contribution, reimbursement, or any similar right, or any claim of subrogation arising in respect of any guaranty, as such claims may arise or mature, that the Borrower may have against it) will be in excess of the amount that will be required to pay its liabilities (including, without limitation, contingent, subordinated, unmatured, and unliquidated liabilities on existing debts, as such liabilities may become absolute and matured), in each case after giving effect to the transactions contemplated by this Note and the use of proceeds therefrom. Borrower, after giving effect to the transactions contemplated by this Note and the use of proceeds therefrom, will not be engaged in any business or transaction, or about to engage in any business or transaction, for which it has an unreasonably small capital (within the meaning of the Uniform Fraudulent Transfer Act, as adopted in the State of New York and Section 548 of the Bankruptcy Code (defined below)), and Borrower has no intent to: (i) hinder, delay or defraud any entity to which it is, or will become, on or after the date hereof, indebted, or (ii) incur debts that would be beyond its ability to pay as they mature.

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2.11	Defaults. Borrower is not in default under any material agreement to which it is a party or by which it or any of its material property is bound, or under any instrument evidencing any material indebtedness, and neither the execution of nor performance under the Loan Documents will create a default or any lien under any such agreement or instrument other than a lien in favor of Lender, which shall be subordinate in all respects to the Hudson Bay Lien in accordance with the Security Agreement.

3	Affirmative Covenants of Borrower.

3.1	Notices. Borrower shall, promptly (and in any event within five (5) business days) upon obtaining knowledge thereof, furnish to Lender written notice of the following, including in such notice details of the occurrence and stating what action Borrower has taken or proposes to take with respect thereto:

(a) the occurrence of an Event of Default; or

(b) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower that would reasonably be expected to result in a Borrower Material Adverse Effect.

3.2	Financial Records. Borrower shall maintain its books and records with full, true and correct entries, in accordance with GAAP, applied on a consistent basis, and shall permit Lender and its certified public accounting firm and other accounting advisers to examine and audit its books and records at all reasonable times during business hours and upon reasonable prior notice.

3.3	Existence/Nature of Business. Borrower shall continue to engage in business of the same general type, or substantially similar type, or related business thereto as now conducted by Borrower and shall at all times preserve and keep in full force and effect its legal existence and take all reasonable action to preserve all rights, franchises, licenses, permits, privileges, patents, copyrights, trademarks and trade names necessary to the conduct of its business, except to the extent failure to do so would not have a Borrower Material Adverse Effect.

3.4	Payment of Expenses. Borrower shall pay any and all expenses, including reasonable attorney’s fees and disbursements, filing and recording fees, and all other charges and expenses incurred or to be incurred by Lender in connection with the preparation and execution and recording of this Note and all other Loan Documents, and the loans and advances made under this Note, and all amendments and modifications hereto, and in connection with monitoring and protecting the collateral securing this Note pursuant to the Security Agreement, and in defending or prosecuting any actions or proceedings arising out of the Loan Documents, including but not limited to any proceedings in any proceeding under the Bankruptcy Code relating to Borrower.

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3.5	Payment of Taxes. Borrower shall pay all taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before the same shall become delinquent or in default, except those taxes which are being contested in good faith by appropriate proceedings and diligently conducted.

3.6	Maintenance of Properties. Borrower shall maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all properties material to the conduct of its business and, from time to time, make or cause to be made all appropriate repairs, renewals and replacements thereof.

3.7	Material Contracts. Borrower shall (a) perform and observe all the terms and provisions of each agreement or contract to be performed or observed by it, (b) maintain each such agreement or contract in full force and effect except to the extent such agreement or contract is no longer used or useful in the conduct of the business of Borrower in the ordinary course of business, consistent with past practices, and (c) enforce each such agreement or contract in accordance with its terms, if such failure to perform, observe, maintain or enforce such agreement or contract, would reasonably be expected to result in a Borrower Material Adverse Effect.

3.8	Compliance with Laws. Borrower shall comply in all material respects with any and all material laws, legislation, ordinances, orders, judgments, rules, regulations, certifications, franchises, permits, licenses, directions, and requirements of governmental authorities applicable to the Borrower, its properties or its assets. Borrower covenants that it shall continue to obtain and hold all necessary licenses and permits for the operations of its business.

3.9	Additional Loan Disbursements. Borrower acknowledges and agrees that Lender shall have the authority to make adjustments to Schedule 1 to reflect additional loans made by Lender to Borrower following the Issue Date, which shall be deemed “Future Loans” as defined in the Security Agreement.

3.10	Deemed Consent. Notwithstanding anything in this Note to the contrary, if Borrower breaches any covenant set forth in this Section 3 while the managers of Borrower appointed by Lender constitute a majority of such board of managers and such managers have prior knowledge of the events or circumstances leading to any such breach, then any failure to take such action under this Section 3 shall not constitute an Event of Default.

3.11	Additional Covenants of Borrower. Borrower shall comply with the additional covenants and agreements as set forth on Schedule 2 attached hereto.

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4	Negative Covenants of Borrower. During the period when the Obligations are outstanding, Borrower shall not engage in any of the activities set forth below without prior written consent (or deemed consent as provided in Section 3.10 hereof) of Lender. For the purpose of this Section 4, Lender’s consent shall be deemed to have been obtained by Borrower if any action set forth below is approved by the board of managers of Borrower to the extent that the managers of Borrower appointed by Lender constitute a majority of such board of managers.

4.1	Loans and Investments. Borrower shall not make any loans or advances to, or investment in, any person or entity except Borrower’s subsidiary Lomotif Private Limited (“Lomotif”) consistent with past practices, other consolidated subsidiaries or variable interest entities of Lender (“Other Lender Subsidiaries”), or as set forth below:

4.1.1	investments in cash and cash equivalents;

4.1.2	guarantees, in the ordinary course of business, of obligations owed to landlords, suppliers, customers and licensees of the Borrower, Lomotif or Other Lender Subsidiaries;

4.1.3	investments in the nature of pledges or deposits with respect to leases or utilities provided to third party, non-affiliates of the Borrower;

4.2	Liens. Borrower will not allow or suffer any lien or other encumbrance to exist on any of its assets, except as set forth below:

4.2.1	the Hudson Bay Lien;

4.2.2	liens in favor of the Lender pursuant to the Security Agreement;

4.2.3	liens existing on the Issue Date and disclosed to the Lender in writing;

4.2.4	liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of such Person in conformity with GAAP;

4.2.5	liens arising in the ordinary course of business (i) in favor of carriers, warehousemen, mechanics and materialmen, construction contractors and other similar liens imposed by law, (ii) in connection with worker’s compensation, unemployment compensation and other types of social security Laws and regulations or to secure the performance of bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations, (iii) in connection with surety bonds, bids, performance bonds and similar obligations or (iv) securing liability for reimbursement indemnification obligations of (including obligations in respect of letters of credit of bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Borrower;

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4.2.6	rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions or upon securities in favor of securities intermediaries, solely to the extent incurred in connection with the maintenance of deposit accounts or securities accounts;

4.2.7	(i) easements, zoning restrictions, encroachments, rights of way, restrictions, minor defects or irregularities in title and other similar liens on real property not interfering in any material respect with the business of the Borrower, and (ii) liens of landlords and mortgagees of landlords (A) arising by statute or under any lease or related contractual obligation, (B) on fixtures and movable tangible property located on the real property leased or subleased from such landlord, and (C) for amounts not yet due;

4.2.8	attachments, appeal bonds, judgments and other similar liens, arising in connection with court proceedings not constituting an Event of Default under Section 9.7; and

4.2.9	non-exclusive licensing of intellectual property in the ordinary course of business.

4.3	Limitation on Indebtedness. Borrower will not, without the prior written consent of Lender, create, incur, assume, or suffer to exist any other indebtedness, except as set forth below:

4.3.1	the Obligations;

4.3.2	agreements requiring Borrower to guaranty Lender’s indebtedness to Hudson Bay Master Fund Ltd.;

4.3.3	debt existing on the Issue Date and disclosed to the Lender in writing and refinancings, renewals and extensions thereof, so long as such refinancings, renewals, or extensions do not result in an increase in the principal amount of the debt so refinanced, renewed, or extended, other than by the amount of accrued interest and premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto;

4.3.4	debt incurred in connection with the acquisition, construction or improvement of fixed or capital assets (including pursuant to a capitalized lease) in an aggregate amount not exceeding $1,000,000 during any fiscal year, and any renewals or refinancing of such debt on substantially the same as or better terms as in effect on the date of incurrence of such debt;

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4.3.5	cash management obligations and other unsecured debt incurred in respect of netting services, automatic clearinghouse arrangements, overdraft protection, and other like services; and

4.3.6	to the extent constituting debt obligations, debt incurred in connection with the financing of insurance premiums.

4.4	Certificate of Formation and Operating Agreement. Borrower will not amend or otherwise modify its certificate of formation or operating agreement, except for such amendments or other modifications required by law or which are not materially adverse to the interests of Lender.

4.5	Transactions Among Affiliates. Borrower will not become a party to any transaction with an affiliate of Borrower (other than Lender, Lomotif and Other Lender Subsidiaries) unless the terms and conditions relating to such transaction are as favorable to Borrower as would be obtainable at the time in a comparable arm’s-length transaction with a person or entity other than an affiliate of Borrower or pay or incur any obligation to pay any management, service, consulting, or similar fees to any affiliate of Borrower.

4.6	Prepayments of Indebtedness. Borrower will not prepay or obligate itself to prepay in whole or in part, any indebtedness (other than the Obligations).

4.7	Issuance of Additional Equity Interests. Borrower will not issue any additional equity interest of Borrower or options or warrants for the issuance of equity interests of Borrower other than the issuance of equity interests to its existing members in accordance with Borrower’s operating agreement.

4.8	Dividends; Redemptions. Borrower will not pay or declare any cash or property dividends, nor otherwise make a distribution of capital or income, nor redeem, retire or repurchase any equity interests of Borrower except for (a) tax distributions, (b) dividends and distributions permitted under the Borrower’s operating agreement, and (c) payments to Zash Global Media and Entertainment Corporation (“Zash”) of management fees or similar fees in accordance with the Management and Operations Agreement, dated _____] between the Borrower and Zash or otherwise in the ordinary course of business.

4.9	Change in Accounting Principles or Fiscal Year. Borrower will not change or permit any change in accounting principles applied to Borrower, except as required by GAAP, and Borrower will not change its fiscal year.

4.10	Maintain Corporate Existence and Nature of Business.

(a) Borrower will not allow its corporate existence to be other than in good standing and will not, without the prior written consent of Lender, dissolve or liquidate, or merge or consolidate with, or acquire or affiliate with any other business entity unless Borrower is the surviving entity;

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(b) Borrower will not change its name without furnishing to Lender at least ten (10) days prior written notice thereof; and

(c) Borrower will not change the nature of its business from (i) business of the same general type or substantially similar type as conducted by the Borrower on the Issue or Date or (ii) any related business.

5	Interest.

5.1	Interest Rate. The Principal Debt from day-to-day outstanding that is not past due shall bear interest at a rate per annum equal to five (5%) percent (the “Interest Rate”), compounded annually and computed on the basis of a 365-day year beginning on the date such amount is advanced by the Lender to the Borrower.

5.2	Computations and Determinations. All interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed (including the first day but excluding the last day). Lender shall determine each interest rate applicable to the Principal Debt in accordance with this Note and its determination thereof shall be conclusive in the absence of manifest error. The books and records of Lender shall be conclusive evidence, in the absence of manifest error, of all sums owing to Lender from time to time under this Note, but the failure to record any such information shall not limit or affect the obligations of Borrower under the Loan Documents.

5.3	Past Due Rate. If any amount payable by Borrower under any Loan Document is not paid when due, such amount shall thereafter bear interest at the Past Due Rate (as hereinafter defined), in lieu of the Interest Rate, to the fullest extent permitted by applicable law. In addition, following any Event of Default, all Indebtedness shall bear interest at the Past Due Rate, in lieu of the Interest Rate. In either case, accrued and unpaid interest or past due amounts (including interest on past due interest) shall be due and payable on demand, at a rate per annum equal to ten (10%) percent compounded annually and computed on the basis of a 365-day year, in lieu of the Interest Rate, provided that in no event shall the rate of interest hereunder exceed the maximum rate permitted by applicable law (the “Past Due Rate”).

6	Prepayment.

6.1	Borrower may prepay the Principal Debt, in full at any time or in part from time to time, without penalty or premium, provided that:

6.1.1	Lender shall have actually received from Borrower prior written notice (the “Prepayment Notice”) setting forth (A) Borrower’s intent to prepay, (B) the amount of principal that will be prepaid (the “Prepaid Principal”), and (C) the date on which the prepayment will be made, such Prepayment Notice to be received by Lender, in each case, on or prior to the date that is five (5) days prior to the date of such proposed prepayment, provided that Borrower shall have the right to revoke any Prepayment Notice prior to payment of the Prepaid Principal;

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6.1.2	each prepayment shall be in the amount of one hundred percent (100%) of the Prepaid Principal, plus accrued unpaid interest thereon to the date of prepayment (or the end of the month in which the prepayment is made), plus any other sums that have become due to Lender under the Loan Documents on or before the date of prepayment but have not been paid.

6.2	If this Note is prepaid in full, any commitment of Lender for further advances shall automatically terminate. No Prepaid Principal may be reborrowed.

7	[Reserved].

8	Certain Provisions Regarding Payments. All payments made under this Note shall be applied, to the extent thereof, to late charges, to accrued but unpaid interest, to unpaid principal, and to any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its sole discretion, any instructions from Borrower or anyone else to the contrary notwithstanding. Remittances shall be made without offset, demand, counterclaim, deduction, or recoupment (each of which is hereby waived) and shall be accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by Lender of any payment in an amount less than the amount then due on any Indebtedness shall be deemed an acceptance on account only, notwithstanding any notation on or accompanying such partial payment to the contrary, and shall not in any way (a) waive or excuse the existence of an Event of Default (as hereinafter defined), (b) waive, impair, or extinguish any right or remedy available to Lender hereunder or under the other Loan Documents, or (c) waive the requirement of punctual payment and performance or constitute a novation in any respect. Payments received after 2:00 p.m. Eastern Time shall be deemed to be received on, and shall be posted as of, the following business day. Whenever any payment under this Note or any other Loan Document falls due on a day that is not a business day, such payment may be made on the next succeeding business day. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or a bank holiday in the City of New York, New York.

9	Events of Default. The occurrence of any one or more of the following shall constitute an “Event of Default” under this Note:

9.1	Borrower fails to pay: (i) when and as required to be paid under this Note, including, without limitation, the Principal Debt or interest accrued thereon or (ii) within five (5) business days after the same becomes due, any other amount payable hereunder.

9.2	Borrower fails to perform or observe any material term, covenant or agreement contained in this Note other than the payment of money which is the subject of Section 9.1 above and such failure continues for 10 calendar days.

9.3	An Event of Default (as defined in the Security Agreement) occurs.

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9.4	Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of Borrower herein, or in the Security Agreement or any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or any representation, warranty, certification or statement of fact contained herein is or becomes false or materially misleading at any time.

9.5	Borrower institutes or consents to the institution of any Insolvency Proceeding or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of Borrower and the appointment continues undischarged or unstayed for 60 calendar days; or any Insolvency Proceeding relating to Borrower or to all or any material part of its property is instituted without the consent of Borrower and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such Insolvency Proceeding.

9.6	Borrower becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of Borrower and is not released, vacated or fully bonded within 60 calendar days after its issue or levy.

9.7	There is entered against Borrower one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding $500,000.

9.8	This Note or the Security Agreement or any material provision hereof or thereof, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations of Borrower, ceases to be in full force and effect; or Borrower contests in any manner the validity or enforceability of this Note or the Security Agreement or any provision hereof or thereof other than a contest based solely on all of the Obligations having already been paid or satisfied in full; or Borrower denies that it has any or further liability or obligation under this Note or the Security Agreement other than a denial based solely on all of the Obligations having already been paid or satisfied in full, or revokes, terminates or rescinds or purports to revoke, terminate or rescind this Note or the Security Agreement or any provision thereof.

For purposes of this Note, “Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief. “Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).

10	Remedies. Upon the occurrence of an Event of Default, Lender may at any time thereafter exercise any one or more of the following rights, powers, and remedies:

10.1	Lender may accelerate the Maturity Date and declare the Principal Debt and accrued but unpaid interest thereon, and all other amounts payable hereunder and under the other Loan Documents, at once due and payable, and upon such declaration the same shall at once be due and payable.

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10.2	Lender may set off the amount owed by Borrower to Lender, whether or not matured and regardless of the adequacy of any other collateral securing this Note, against any and all accounts, credits, money, securities or other property now or hereafter on deposit with, held by or in the possession of Lender to the credit or for the account of Borrower, without notice to or the consent of Borrower.

10.3	Lender may exercise any of its other rights, powers, and remedies under the Loan Documents or at law or in equity.

11	Remedies Cumulative. All of the rights and remedies of Lender under this Note and the other Loan Documents are cumulative of each other and of any and all other rights at law or in equity, and the exercise by Lender of any one or more of such rights and remedies shall not preclude the simultaneous or later exercise by Lender of any or all such other rights and remedies. No single or partial exercise of any right or remedy shall exhaust it or preclude any other or further exercise thereof, and every right and remedy may be exercised at any time and from time to time. No failure by Lender to exercise, nor delay in exercising, any right or remedy shall operate as a waiver of such right or remedy or as a waiver of any Event of Default.

12	Costs and Expenses of Enforcement. Borrower agrees to pay to Lender on demand all costs and expenses incurred by Lender in seeking to collect this Note or to enforce any of Lender’s rights and remedies under the Loan Documents, including court costs and reasonable attorneys’ fees and expenses, whether or not suit is filed hereon, or whether in connection with bankruptcy, insolvency, or appeal.

13	Service of Process. Borrower hereby consents to process being served in any suit, action, or proceeding instituted in connection with this Note by (i) the mailing of a copy thereof by certified mail, postage prepaid, return receipt requested, to Borrower; and (ii) serving a copy thereof upon the agent, if any, designated and appointed by Borrower in the State of Delaware as Borrower’s agent for service of process. Borrower irrevocably agrees that such service shall be deemed to be service of process upon Borrower in any such suit, action, or proceeding. Nothing in this Note shall affect the right of Lender to serve process in any manner otherwise permitted by law and nothing in this Note will limit the right of Lender otherwise to bring proceedings against Borrower in the courts of any jurisdiction or jurisdictions.

14	Successors and Assigns. The terms of this Note and of the other Loan Documents shall bind and inure to the benefit of the representatives, successors, and assigns of the parties. The foregoing sentence shall not be construed to permit Borrower to, and Borrower shall not, assign the Loan, or its rights and obligations under this Note or any of the Loan Documents, except as otherwise expressly permitted under the other Loan Documents.

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15	General Provisions. Time is of the essence with respect to Borrower’s obligations under this Note, subject to applicable notice and/or cure periods. Borrower does hereby (a) waive demand, presentment for payment, notice of dishonor and of nonpayment, protest, notice of protest, notice of intent to accelerate, notice of acceleration, and all other notices (except any notices which are specifically required by this Note or any other Loan Document), filing of suit and diligence in collecting this Note or enforcing any of the security herefor; (b) agree to any substitution, subordination, exchange, or release of any such security; (c) agree that Lender shall not be required first to institute suit or exhaust its remedies hereon against Borrower or to perfect or enforce its rights against Borrower hereunder or any security herefor; (d) consent to any extensions or postponements of time of payment on this Note for any period or periods of time and to any partial payments, before or after maturity, and to any other indulgences with respect hereto, without notice thereof to any of them; (e) submit (and waive all rights to object) to nonexclusive personal jurisdiction of any state or federal court sitting in the County of New York in the State of New York and the state and county in which payment on this Note is to be made for the enforcement of any and all obligations under this Note and the other Loan Documents; (f) waive the benefit of all homestead and similar exemptions as to this Note; and (g) agree that its liability under this Note shall not be affected or impaired by any determination that any title, security interest, or lien taken by Lender to secure this Note is invalid or unperfected, until this Note is paid in full. A determination that any provision of this Note is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of this Note to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances. This Note may not be amended except in a writing specifically intended for such purpose and executed by the party against whom enforcement of the amendment is sought. Title and headings in this Note are for convenience only and shall be disregarded in construing it. Whenever a time of day is referred to herein, unless otherwise specified such time shall be the local time of the place where payment on this Note is to be made.

16	Notices. All notices, requests, demands and other communications in connection with this Note shall be in writing and shall be deemed given if (a) delivered personally, on the date of such delivery, (b) upon non-automated confirmation of receipt when transmitted via electronic mail, or (c) on receipt (or refusal to accept delivery) after dispatch by registered or certified mail (return receipt requested), postage prepaid, or by a nationally recognized overnight courier (with confirmation of delivery), addressed, in each case, as follows:

If to Borrower:	ZVV Media Partners, LLC Attention: Chief Financial Officer Email: pjones@Vincoventures.com

with a copy to, which shall not constitute notice:	Greenberg Traurig, LLP 1840 Century Park East Suite 1900 Los Angeles, California 90067 Attention: Kevin Friedmann, Esq. Email: friedmannk@gtlaw.com

If to Lender:	Vinco Ventures, Inc. Attention: Lisa King, Chief Executive Officer Email: lking@Vincoventures.com

with a copy to, which shall not constitute notice:	Lucosky Brookman, LLP 101 Wood Avenue South, 5th Floor Woodbridge, New Jersey 08830 Attention: Seth Brookman, Esq.; Adele Hogan, Esq. Email: sbrookman@lucbro.com; ahogan@lucbro.com

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17	No Usury. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Lender to contract for, charge, take, reserve, or receive a greater amount of interest than under state law) and that this Section shall control every other covenant and agreement in this Note and the other Loan Documents. If applicable state or federal law should at any time be judicially interpreted so as to render usurious any amount called for under this Note or under any of the other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the Loan, or if Lender’s exercise of the option to accelerate the Maturity Date, or if any prepayment by Borrower results in Borrower having paid any interest in excess of that permitted by applicable law, then it is Lender’s express intent that all excess amounts theretofore collected by Lender shall be credited on the principal balance of this Note and all other indebtedness secured by the Security Agreement and the other Loan Documents, and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder. All sums paid or agreed to be paid to Lender for the use or forbearance of the Loan shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan.

18	Lost Note. Upon receipt of an affidavit of an officer of Lender as to the loss, theft, destruction, or mutilation of this Note or any other security document which is not of public record, and, in the case of any such loss, theft, destruction, or mutilation, upon cancellation of this Note or other security document, Borrower will issue, in lieu thereof, a replacement note or other security document in the same principal amount thereof and otherwise of like tenor.

19	Choice of Law. This Note and its validity, enforcement, and interpretation shall be governed by the laws of the State of New York (without regard to any principles of conflicts of laws) and applicable United States federal law.

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20	Waiver of Jury Trial. BORROWER AND LENDER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS NOTE OR ANY OTHER LOAN DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS, OR ACTIONS OF LENDER RELATING TO THE ADMINISTRATION OF THE LOAN EVIDENCED BY THIS NOTE OR ENFORCEMENT OF THE LOAN DOCUMENTS EVIDENCING AND/OR SECURING THE LOAN, AND AGREE THAT NEITHER PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EXCEPT AS PROHIBITED BY LAW, EACH OF LENDER AND BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. EACH OF BORROWER AND LENDER CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF BORROWER OR LENDER HAS REPRESENTED TO THE OTHER, EXPRESSLY OR OTHERWISE, THAT BORROWER OR LENDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR LENDER TO ACCEPT THIS NOTE AND MAKE THE LOAN.

21	Venue; Jurisdiction. BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE OR ANY OF THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN THE COURTS OF THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT. BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT FORUM.

22	Indemnification. Borrower hereby indemnifies and holds harmless Lender, each of its affiliates and each of their respective directors, officers, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all actions, claims, damages, losses, liabilities, fines, penalties, costs and expenses of any kind (including, without limitation, counsel fees and disbursements in connection with any subpoena, investigative, administrative or judicial proceeding, whether or not the Indemnified Party shall be designated a party thereto) which may be incurred by the Indemnified Party or which may be claimed against the Indemnified Party by any person or entity by reason of or in connection with the execution, delivery or performance of this Note, or action taken or omitted to be taken by Lender under, this Note; provided, however that Borrower is not obligated to indemnify any Indemnified Party under the Loan Documents to the extent the claim is found by a court of competent jurisdiction in a final adjudication to have resulted from any Indemnified Party’s gross negligence, bad faith or willful misconduct. Nothing in this paragraph is intended to limit Borrower’s obligations contained elsewhere in this Note. Without prejudice to the survival of any other obligation of Borrower hereunder, the indemnities and obligations of Borrower contained in this paragraph shall survive the payment in full of all obligations hereunder.

23	Grant of Security Interest. Upon receipt of any requisite consent of Hudson Bay Master Fund Ltd., this Note shall be secured to the extent and in the manner set forth in the Security and Pledge Agreement, dated as of the Issue Date, between Borrower and Lender (the “Security Agreement”).

24	Counterparts. If this Note is to be executed by more than one person or entity, then this Note may be executed electronically or by electronic transmission in one or more counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

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IN WITNESS WHEREOF, Borrower has duly executed this Note as of the date first above written.

BORROWER:

ZVV MEDIA PARTNERS, LLC

By:
Name:	Theodore Farnsworth
Title:	Manager

Agreed and accepted by:

LENDER:

VINCO VENTURES, INC.

By:
Name:	Lisa King
Title:	Chief Executive Officer

SCHEDULE 1

Loan Advancements

[see attached]

SCHEDULE 2

ADditional Borrower CovenantS

Notwithstanding anything in the Note to the contrary and solely with respect to the Additional Principal Amount under the Note, Borrower hereby agrees to comply with the following (collectively, the “Additional Borrower Covenants”) which are conditions to future borrowing under the Note (unless waived by the Lender):

1. Governance.

(A) For so long as Theodore Farnsworth serves as an executive officer or is a Manager of Borrower, Mr. Farnsworth shall meet in such capacity with Lender’s Chief Financial Officer and Chief Executive Officer, either in person, by conference telephone or video conference (or any combination of the foregoing), for at least a half hour, once per week, at 9:00 a.m. ET every Tuesday that is a business day, or at such other time if and when mutually agreed upon among Lender’s Chief Financial Officer and Chief Executive Officer and Mr. Farnsworth, to discuss and analyze the Borrower’s financial position, changes in financial position and results of operations (including, without limitation, its liquidity and capital resources), business operations of Borrower and Lomotif, Lomotif performance metrics, and such other business and financial matters which the parties desire to discuss; provided, however, that Mr. Farnsworth’s failure to attend any such scheduled meeting due to illness or other physical incapacity, or failure of Lender’s Chief Financial Officer or Chief Executive Officer to attend any such meeting, shall not constitute an Event of Default, and Mr. Farnsworth’s failure to attend any such meeting for reasons other than illness or other physical incapacity shall not constitute an Event of Default unless such failure occurs two (2) consecutive times, or three (3) times in any fiscal quarter, prior to the Maturity Date, in which case there shall be no cure period applicable to such Event of Default under Section 9.2 of the Note.

(B) The Borrower shall seek approval for any new projects of the Borrower not accounted for in the Borrower’s budget approved by Lender involving the investment or expenditure of any amount in excess of $100,000 (or series of directly related projects exceeding in the aggregate $250,000).

2. Borrower Executive. Borrower shall appoint, with the prior written approval of the Lender, a principal executive officer of Borrower to serve as president or the equivalent within fifteen (15) days following the Issue Date of this Note, and Lender approves Theodore Farnsworth as the initial appointee to fulfill such executive officer position, and if there is a material violation of this Schedule 2, then the board of managers of Borrower shall remove Mr. Farnsworth from such office and appoint a successor principal executive officer, subject to Lender’s approval. Such principal executive officer of Borrower shall be responsible for the day-to-day management and business operations of the Borrower, including the oversight of the business operations of the Borrower and the Borrower’s business dealings with Lender.

3. Sufficient Lomotif Funding. Borrower acknowledges and agrees that Lender shall have the right to require the allocation of a minimum portion of the proceeds of any borrowing pursuant to the Note to the direct funding of Lomotif and its business activities.

4. Borrower Management Expenses. Borrower shall not, without the prior authorization of Lender, make any payments, advances or loans to or for the intended benefit of Zash, outside of any written management or similar agreement between Borrower and Zash existing as of the date hereof.

Acknowledged and Agreed:

BORROWER:

ZVV MEDIA PARTNERS, LLC

Name:	Theodore Farnsworth
Title:	Manager